UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D C 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-31446

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

MAGNUM HUNTER RESOURCES, INC. 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CIMAREX ENERGY CO.
1700 Lincoln Street, Suite 1800, Denver, Colorado 80203
(Address of principal executive offices including ZIP code)

(303) 295-3995
(Registrant’s telephone number)

Magnum Hunter Resources, Inc. 401(k)
Employee Stock Ownership Plan

Financial Statements
For the Years Ended
December 31, 2002 and 2001

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee
Magnum Hunter Resources, Inc. 401(k) Employee Stock Ownership Plan
Denver, Colorado

We have audited the accompanying Statement of Net Assets Available for Benefits of the Magnum Hunter Resources, Inc. 401(k) Employee Stock Ownership Plan as of December 31, 2002, and the related Statement of Changes in Net Assets Available for Benefits and supplemental schedules for the year ended December 31, 2002.  These financial statements and schedules are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Magnum Hunter Resources, Inc. 401(k) Employee Stock Ownership Plan as of December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of Schedule G, Part III — Schedule of Nonexempt Transactions, Schedule H, Line 4i — Schedule of Assets Held For Investment Purposes, and Schedule H, Line 4j — Schedule of Reportable Transactions as of or for the year ended December 31, 2002, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We have compiled the accompanying Statement of Net Assets Available for Benefits of Magnum Hunter Resources, Inc. 401(k) Employee Stock Ownership Plan as of December 31, 2001, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting information that is the representation of management in the form of a financial statement.  We have not audited or reviewed the accompanying Statement of Net Assets Available for Benefits as of December 31, 2001, and accordingly, do not express an opinion or any other form of assurance on it.

/s/ Hein & Associates LLP

HEIN & ASSOCIATES LLP

Denver, Colorado
June 9, 2006

MAGNUM HUNTER RESOURCES, INC. 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2002

		Non-Participant Directed
	Participant	401(k)
	Directed	Match	Allocated	Unallocated	Total

ASSETS:
Investments,at fair value:
Pooled separate accounts	$745,774	$—	$—	$—	$745,774
Warrants	13,647	4,443	11,560	39,473	69,123
Company stock	2,411,131	603,190	2,532,053	4,505,613	10,051,987
Self-directed accounts	219,961	—	—	—	219,961
Total investments	3,390,513	607,633	2,543,613	4,545,086	11,086,845

TOTAL ASSETS	3,390,513	607,633	2,543,613	4,545,086	11,086,845

LIABILITIES:
Long-term debt (Note 8)	—	—	—	4,888,308	4,888,308
Total liabilities	—	—	—	4,888,308	4,888,308

NET ASSETS AVAILABLE FOR BENEFITS	$3,390,513	$607,633	$2,543,613	$(343,222)	$6,198,537

See accountant’s report and accompanying notes to these financial statements.

MAGNUM HUNTER RESOURCES, INC. 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2001 (unaudited)

		Non-Participant Directed
	Participant	401(k)
	Directed	Match	Allocated	Unallocated	Total

ASSETS:
Investments,at fair value:
Pooled separate accounts	$498,999	$—	$—	$—	$498,999
Company stock	2,872,501	935,291	2,433,333	3,889,812	10,130,937
Self-directed accounts	191,423	—	—	—	191,423
Total investments	3,562,923	935,291	2,433,333	3,889,812	10,821,359

TOTAL ASSETS	3,562,923	935,291	2,433,333	3,889,812	10,821,359

LIABILITIES:
Long-term debt (Note 8)	—	—	—	2,576,067	2,576,067
Total liabilities	—	—	—	2,576,067	2,576,067

NET ASSETS AVAILABLE FOR BENEFITS	$3,562,923	$935,291	$2,433,333	$1,313,745	$8,245,292

See accountant’s report and accompanying notes to these financial statements.

MAGNUM HUNTER RESOURCES, INC. 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2002

		Non-Participant Directed
	Participant	401(k)
	Directed	Match	Allocated	Unallocated	Total
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net depreciation in fair value of investments	$(872,736)	$(266,694)	$(627,425)	$(1,185,620)	$(2,952,475)
Contributions:
Employer	—	—	—	866,613	866,613
Employee purchased 85,750 shares of common stock of the Company at weighted average cost	471,347	—	—	—	471,347
Employee purchase in pooled separate accounts	371,115	—	—	—	371,115
Employee purchase in self-directed accounts	24,151	—	—	—	24,151
Allocation of 157,658 shares of common stock of the Company at fair value	—	—	866,613	—	866,613
Total additions (deductions)	(6,123)	(266,694)	239,188	(319,007)	(352,636)
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Allocation of 243,408 shares of common stock of the Company, at weighted average cost	—	—	—	1,337,960	1,337,960
Benefits paid to participants	166,287	60,964	128,908	—	356,159
Total deductions	166,287	60,964	128,908	1,337,960	1,694,119
Net increase (decrease) in net assets available for benefits	(172,410)	(327,658)	110,280	(1,656,967)	(2,046,755)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,562,923	935,291	2,433,333	1,313,745	8,245,292
End of year	$3,390,513	$607,633	$2,543,613	$(343,222)	$6,198,537

See accountant’s report and accompanying notes to these financial statements.

MAGNUM HUNTER RESOURCES, INC. 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

1.          SUMMARY DESCRIPTION OF THE PLAN:

The following is a brief description of the Magnum Hunter Resources, Inc. 401(k) Employee Stock Ownership Plan (the “Plan”) which is provided for general information purposes only.  Participants should refer to the Plan document, effective January 1, 2001, and amendments thereto for more complete information.

Magnum Hunter Resources, Inc. (the “Company”) established the Plan effective as of January 1, 2001.  As of January 1, 2001, the Plan was amended and operates as a leveraged employee stock ownership plan (ESOP), and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (Code) and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  Gary C. Evans, Chairman, President and CEO of Magnum Hunter Resources, Inc., is the Plan’s Trustee (see Note 12).

The Plan purchased Company common shares using the proceeds of a term promissory note (see Note 8) to the Company, and holds the stock in a trust established under the Plan.  The borrowing is to be repaid over a period of five years by fully deductible Company contributions to the trust fund.  As the Company makes a contribution, an appropriate percentage of stock will be allocated to eligible employees’ accounts in accordance with applicable regulations under the Code.

The borrowing is collateralized by the shares of stock purchased by the proceeds of the loans.  The lender has no rights against shares once they are allocated under the ESOP.  Accordingly, the financial statements of the Plan as of December 31, 2002 and 2001 and for the year ended December 31, 2002 present separately the assets and liabilities and changes therein pertaining to:

(a)  The accounts of employees with vested rights in allocated stock (Allocated) and

(b)  Stock not yet allocated to employees (Unallocated).

General — The Plan is a defined contribution employee benefit plan sponsored by the Company.  Under the terms of the Plan, employees, upon reaching the age of 21, are eligible for participation after one month of employment.  Entry into the Plan is on the first day of the calendar month after completing eligibility requirements.  In addition, the ESOP contribution requires the participant to be employed on the last day of the year and worked over 500 hours.  The Plan is subject to the provisions of ERISA.

Contributions — Participants may make pretax contributions to the Plan in an amount up to the lesser of the limitation found in Section 402(g) of the Code, or 15% of their eligible compensation.  The Company may make discretionary matching contributions, allocated based upon salary deferrals.  The Company may also elect to make general profit-sharing contributions, or ESOP contributions, which are allocated to each eligible participant in proportion to his or her compensation as a percentage of the compensation of all eligible participants.  The Company made discretionary contributions to the Plan of $866,613 (audited) and $600,944 (unaudited) which it designated as ESOP contributions during the years ended December 31, 2002 and 2001, respectively.

Participant Accounts — Each participant’s account is credited with the participant’s contributions and an allocation of the employer’s discretionary matching and ESOP contributions.  Allocations are based on participant earnings or account balances, as defined.

Vesting — Participants are immediately vested in their voluntary contributions and earnings thereon. Employer contributions and earnings vest in accordance with the following schedule:

Years of Continuous Service	Percentage
Less than 1	0%
1	40%
2	60%
3	80%
4 or more	100%

Payment of Benefits — No distributions from the Plan will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, his or her legal representatives), or otherwise terminates employment with the Company and its participating subsidiaries. Distributions are made in cash or, if a participant elects, in the form of Company common shares plus cash for any fractional share.

Expenses — The Company provides, at no cost to the Plan, all administrative and accounting services and also pays the cost of certain outside services on behalf of the Plan.

Voting Rights — Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

2.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting — The financial statements of the Plan are presented on the accrual basis of accounting.

Forfeited Accounts — When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account represents a forfeiture, as defined by the Plan document.  Forfeitures of terminated non-vested account balances allocated to remaining participants at December 31, 2002 totaled $15,757.

Investment Valuation — Investments in marketable equity securities are reported at fair value based on quoted market prices. Investments in insurance company pooled separate accounts are reported at the value reported to the plan by the insurance company, which represents approximate fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Diversification — Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in Company stock into investments which are more diversified.  Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account.  Diversification is offered to each eligible participant over a six-year period.  In each of the first five years, a participant may diversify up to 25 percent of the number of post-1986 shares allocated to his or her account, less any shares previously diversified. In the sixth year, the percentage changes to 50 percent.  Participants who elect to diversify will be invested in one or more pooled separate funds.

Payment of Benefits — Benefits are recorded when paid.

Use of Estimates — The preparation of the Plan’s financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

3.          INVESTMENTS:

The Plan’s investment in Company stock at December 31, 2002 (audited) and 2001 (unaudited) are presented in the following tables:

2002	Participant Directed	401(k) Match	Allocated	Unallocated

Number of shares	405,232	98,728	929,515	757,246

Market	$2,411,131	$603,190	$2,532,053	$4,505,613

2001	Participant Directed	401(k) Match	Allocated	Unallocated

Number of shares	346,084	112,686	293,173	468,692

Market	$2,872,501	$935,291	$2,433,333	$3,889,812

The estimated fair value of the Company common stock is determined by the market.

No other investments represented 5% or more of the Plan’s net assets as of December 31, 2002 and 2001.

During 2002, the Plan’s investment in the Company’s common stock and pooled separate accounts (including investments bought, sold and held during the year) depreciated in value in the amount of $3,032,123 and $95,047.  The Plan’s investment in warrants and self-directed accounts appreciated in value by $69,123.

4.          TAX STATUS:

The Internal Revenue Service has determined and informed the Company by a letter dated June 23, 2001, that the Plan and related Trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, it believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2002 and 2001.

5.          PLAN TERMINATION:

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts, and the entire account values of participants affected by such termination will be distributed to the participants (see Note 12).

6.          RELATED PARTY TRANSACTIONS:

Certain Plan investments are shares of mutual funds and a money market fund which are managed by Nationwide, which is also the custodian as defined by the Plan, and therefore these transactions qualify as party-in-interest.

7.          RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

There are no differences between the financial statements and the amended Form 5500 for 2001 and 2002.

8.          PROMISSORY NOTE:

In 2002 and 2001, the Plan entered into a $3,652,385 (audited) and $890,095 (unaudited) note agreement with the Company.  The proceeds of the loan were used to purchase Company’s common stock. Unallocated shares are collateral for the loan.  The agreement provides for the loan to be repaid over five years with the principle balance due and payable at the end of the five years.  The loan bears no interest.  The balances of the promissory notes at December 31, 2002 and 2001 were $4,888,308 (audited) and $2,576,067 (unaudited), respectively.

9.          EMPLOYER CONTRIBUTIONS:

The Company is obligated to make contributions in cash to the Plan which, when aggregated with the Plan’s dividends and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal due on its term loan.

10.        PROHIBITIVE TRANSACTION — EMPLOYER SECURITIES:

During 2002, the Plan held employer securities that were not “qualifying employer securities” and, as a result, engaged in a prohibited transaction for which the Plan’s then-fiduciaries did not obtain a prohibited transaction exemption. The prohibited transaction was corrected in 2005 by exercising the warrants and allocating the stock purchased pursuant to the exercise to participant accounts. The successor to the then-plan sponsor has been in contact with representatives of the Department of Labor to determine how to conclude this matter and is preparing to submit an application to the Department of Labor under the Voluntary Fiduciary Correction Program to confirm the correction, to submit an application to the Internal Revenue Service under the Voluntary Compliance Program to confirm the correction, or both.

11.        PROHIBITIVE TRANSACTION — PROMISSORY NOTES:

The prior Plan Sponsor made loans to the ESOP portion of the Plan that the current Plan Sponsor believes did not satisfy all of the requirements of ERISA section 408(b)(3) and Department of Labor Regulation section 54.408b-3 as well as Code section 4975(d)(3) and Treasury Regulation sections 54.4975-7 and 54.4975-11 needed to qualify for an exemption from the prohibited transaction rules. The loans were repaid under the supervision of the prior Plan Sponsor and, as a result, the prohibited transactions were corrected. The successor to the prior plan sponsor has been in contact with representatives of the Department of Labor to determine how to conclude this matter and is preparing to submit an application to the Department of Labor under the Voluntary Fiduciary Correction Program to confirm the correction, to submit an application to the Internal Revenue Service under the Voluntary Compliance Program to confirm the correction, or both.

12.        SUBSEQUENT EVENTS:

On November 1, 2004, the mutual fund selection listed on page 13 and held by Nationwide changed to AXA Enterprise funds held by the Enterprise Group of Funds.

On May 31, 2005, the Trustee of the Plan became AST Trust Company.

On June 7, 2005, Cimarex Energy Co. (Cimarex) completed the acquisition of Magnum Hunter Resources, Inc. (MHR). On June 13, 2005, MHR merged within and into Cimarex with Cimarex being the surviving entity. An amendment to the Plan, prior to the merger (May 2005), to terminate the Plan accelerated vesting of all participants to 100%.

Cimarex Management intends to submit Form 5310 to the Internal Revenue Service (IRS) to obtain a determination that the termination of the Plan does not adversely affect its qualification. It is the intent of the management of Cimarex to liquidate this Plan once audits for the years 2002 through 2005 are completed, and the IRS issues a favorable determination letter and the Department of Labor and/or IRS issue statements referred to in footnote 10 and 11.

MAGNUM HUNTER RESOURCES, INC. 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE G, PART III — SCHEDULE OF NONEXEMPT TRANSACTIONS
DECEMBER 31, 2002
EIN 87-0462881

(A) Identity of Party Involved	(B) Relationship to Plan, Employer, or Other Party- In-Interest	(C) Description of Transactions Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(D) Purchase Price	(E) Selling Price	(F) Lease Rental	(G) Expenses Incurred in Connection with Transaction	(H) Cost of Asset	(I) Current Value of Asset	(J) Net Gain or (Loss) on Each Transaction

Magnum Hunter Resources, Inc.	Employer	Promissory note, matures December 31, 2007, interest rate at zero percent interest, and shares as collateral for the note.	$3,652,385	—	—	—	$3,652,385	$3,652,385	—

Magnum Hunter Resources, Inc.	Employer	Warrants	—	—	—	—	—	$69,123	$69,123

MAGNUM HUNTER RESOURCES, INC. 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2002
EIN 87-0462881

(A)*	(B) Identity of Issue, Borrower, Lessor, or Similar Party	(C) Description of Investments	(D) Cost Basis	(E) Current Value

	Nationwide Life Insurance Company	Dreyfus A Bonds Plus	a	$114,094
	Nationwide Life Insurance Company	Dreyfus S&P 500 Index Fund	a	141,490
	Nationwide Life Insurance Company	Fidelity Adv Growth Opportunities Class T	a	32,318
	Nationwide Life Insurance Company	Fidelity Magellan Fund	a	131,762
	Nationwide Life Insurance Company	Fidelity Puritan Fund	a	73,447
	Nationwide Life Insurance Company	Gartmore Money Mkt Fd IC	a	125,374
	Nationwide Life Insurance Company	Janus Fund	a	41,315
	Nationwide Life Insurance Company	Janus Twenty Fund	a	34,423
	Nationwide Life Insurance Company	Janus Worldwide Fund	a	22,180
	Nationwide Life Insurance Company	BOA — Fixed Account	a	29,371
*	Magnum Hunter Resources, Inc. Stock	Stock	5,973,704	10,051,987
*	Magnum Hunter Resources, Inc. Warrants	Warrants	—	69,123
	Self-Directed Accounts	Self-Directed	a	219,961

	Total assets held			$11,086,845

*                               This column will have an asterisk on each line that is identified as party-in-interest to the Plan (Note 6).

a                                The cost of participant-directed investments is not required to be disclosed.

MAGNUM HUNTER RESOURCES, INC. 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE H, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
DECEMBER 31, 2002
EIN 87-0462881

(A) Identity of Party Involved	(B) Description of Asset (Include Interest Rate and Maturity in Case of a Loan)	(C) Purchase Price	(D) Selling Price	(E) Cost of Asset	(F) Current Value of Asset on Transaction Date	(G) Net Gain or Loss

Magnum Hunter Resources, Inc.	Promissory note, matures December 31, 2007, interest rate at zero percent interest and shares as collateral for the note.	$3,652,385	—	$3,652,385	$3,652,385	—

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant and trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cimarex Energy Co. (Registrant)

Magnum Hunter Resources, Inc. 401(k) Employee Stock Ownership Plan

Date:  July 19, 2006

BY:	/s/ James H. Shonsey
James H. Shonsey
VP, CAO and Controller
Cimarex Energy Co.

BY:	/s/ Paul Korus
Paul Korus
VP, CFO and Treasurer